                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

    Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                              MEEMIC Holdings, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    585135106
                                 (CUSIP Number)

                                A. Derrill Crowe
                             Chief Executive Officer
                            ProAssurance Corporation
                               100 Brookwood Place
                            Birmingham, Alabama 35209
                                 (205) 877-4400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                          Jack P. Stephenson, Jr., Esq.
                                Burr & Forman LLP
                          Suite 3100, SouthTrust Tower
                           420 North Twentieth Street
                            Birmingham, Alabama 35203
                                 (205) 251-3000

                                  June 27, 2001
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP NO. 585135106

1        NAME OF REPORTING PERSON:

         ProAssurance Corporation.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

         63-1261433

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware.

                                  7       SOLE VOTING POWER: 0
NUMBER OF SHARES
BENEFICIALLY                      8       SHARED VOTING POWER: 5,609,073
OWNED BY EACH
REPORTING PERSON                  9       SOLE DISPOSITIVE POWER: 0
WITH
                                 10       SHARED DISPOSITIVE POWER: 5,609,073

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         5,609,073

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                            [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 84.3%

14       TYPE OF REPORTING PERSON: HC/CO

                                  SCHEDULE 13D

CUSIP NO. 585135106

1        NAME OF REPORTING PERSON:

         Professionals Group, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

         38-3273911

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan.

                                  7       SOLE VOTING POWER: 0
NUMBER OF SHARES
BENEFICIALLY                      8       SHARED VOTING POWER: 5,609,073
OWNED BY EACH
REPORTING PERSON                  9       SOLE DISPOSITIVE POWER: 0
WITH
                                 10       SHARED DISPOSITIVE POWER: 5,609,073

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         5,609,073

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                            [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 84.3%

14       TYPE OF REPORTING PERSON: HC/CO

                                  SCHEDULE 13D

CUSIP NO. 585135106

1        NAME OF REPORTING PERSON:

         ProNational Insurance Company

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

         38-2317569

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS: WC, OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan.

                                  7       SOLE VOTING POWER: 5,609,073
NUMBER OF SHARES
BENEFICIALLY                      8       SHARED VOTING POWER: 0
OWNED BY EACH
REPORTING PERSON                  9       SOLE DISPOSITIVE POWER: 5,609,073
WITH
                                 10       SHARED DISPOSITIVE POWER: 0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         5,609,073

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                            [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 84.3%

14       TYPE OF REPORTING PERSON: IC/CO

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, no par value per share ("MHC Common Stock"), of MEEMIC Holdings, Inc., a Michigan corporation ("MHC"). The principal executive offices of MHC are located at 691 North Squirrel Road, Suite 200, Auburn Hills, Michigan 48326.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f): This Statement on Schedule 13D is being filed by the following organizations:

                           Name                                   Address
                           ----                                   -------
         1. ProAssurance Corporation,                   100 Brookwood Place
            a Delaware corporation                      Birmingham, Alabama  35209

         2. ProNational Insurance Company,              2600 Professionals Drive
            a Michigan stock insurance corporation      Okemos, Michigan 48864

         3. Professionals Group, Inc.,                  2600 Professionals Drive
            a Michigan corporation                      Okemos, Michigan 48864

ProAssurance Corporation ("ProAssurance") is a publicly traded insurance holding company. Professionals Group, Inc. ("Professionals Group") is also an insurance holding company and is a wholly-owned subsidiary of ProAssurance. ProNational Insurance Company ("ProNational") is a property and casualty insurance company specializing in medical professional liability insurance and is a wholly-owned subsidiary of Professionals Group.

The names of the directors and executive officers of ProAssurance, Professionals Group, and ProNational and their respective business addresses or residences, citizenship and present principal occupations or employment, are set forth on
Schedule I, Schedule II, and Schedule III, respectively, hereto, which Schedules are incorporated herein by reference.

(d), (e): During the last five years, neither ProAssurance, Professionals Group nor ProNational has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of ProAssurance, Professionals Group and ProNational, during the past five years none of the persons listed in Schedule I, Schedule II, or
Schedule III hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Except as otherwise indicated in this Statement on Schedule 13D, 5,065,517 of the shares of MHC Common Stock reported as beneficially owned by ProAssurance, Professionals Group and ProNational were acquired as of July 1, 1999 in connection with the conversion of Michigan Educational Employees Mutual Insurance Company, a Michigan domiciled specialty writer of personal automobile and homeowners coverages for teachers and other members of the educational community in Michigan ("MEEMIC"). Of these shares of MHC Common Stock, 2,302,209 were acquired upon the conversion of a promissory note issued by MEEMIC to ProNational on April 7, 1997. As of the date of conversion, the promissory note had a principal balance of $21,500,000 and accrued and unpaid interest of $1,522,090. Another 2,763,308 of these shares of MHC Common Stock were purchased for cash at a price of $10 per share.

The remaining 543,556 shares of MHC Common Stock reported as beneficially owned by ProAssurance Professionals Group and ProNational were acquired in open market purchases for an aggregate cost of $10,940,046 at average prices ranging from $14.37 per share to $21.50 per share.

The sources of the funds used to acquire all shares of MHC Common Stock reported as beneficially owned by ProAssurance, Professionals Group and ProNational in this Schedule 13D were working capital and other funds of ProNational.

To the knowledge of ProAssurance, Professionals Group, and ProNational, and except as otherwise indicated herein: (i) all of the shares of MHC Common Stock reported as beneficially owned by the directors and executive officers of ProAssurance, Professionals Group and ProNational were purchased as of July 1, 1999 in connection with the conversion of MEEMIC for cash at a price of $10 per share with personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

The shares of MHC Common Stock reported as beneficially owned by ProAssurance, Professionals Group and ProNational were acquired by ProNational in connection with the conversion of MEEMIC in order to gain ownership control of MHC and MEEMIC and for purposes of investment.

ProAssurance acquired beneficial ownership of the MHC common stock reported herein as a result of the consummation of the consolidation of Professionals Group and Medical Assurance, Inc. ("Medical Assurance") under the ownership of ProAssurance on June 27, 2001. The consolidation was consummated through the mergers of two wholly owned subsidiaries of ProAssurance with and into Medical Assurance and Professionals Group, with Medical Assurance and Professionals Group being the surviving corporations of the mergers as wholly-owned subsidiaries of ProAssurance. Upon consummation of the consolidation, each outstanding share of common stock, no par value per share, of Professionals Group was converted into the right to receive, at the holder's election, (i)
 .897 of a share of ProAssurance common stock, par value $0.01, plus $13.47 in cash, or (ii) $27.47 in cash. Each outstanding share of common stock, par value $1.00 per share, of Medical Assurance was converted into one share of common stock of ProAssurance.

The shares of ProAssurance common stock issued in connection with the consolidation were registered under the Securities Act of 1933 pursuant to a Registration Statement on Form S-4 (File No. 333-49378). This Registration Statement was declared effective on April 30, 2001. The consolidation is described in greater detail in the Registration Statement.

On June 28, 2001, ProAssurance common stock began trading on the New York Stock Exchange under the symbol "PRA" and the common stock of Professionals Group and Medical Assurance was delisted from the Nasdaq National Market and New York Stock Exchange, respectively.

On June 8, 2001, the Board of Directors of ProAssurance elected to terminate the Change of Control Agreements with certain executives of Professionals Group and MHC and to offer the covered executives new severance compensation agreements on terms that the board believed would be more favorable to ProAssurance. The Change of Control Agreements provided for the payment of severance benefits in the event of the involuntary or constructive termination of employment of a covered executive after a transaction involving a change of control of Professionals Group or MHC. The Change of Control Agreements further provided that the severance benefits would vest and be payable to a covered executive upon termination of the Change of Control Agreements. In order to effect the termination of the old Change of Control Agreements and the substitution of new severance compensation agreements, the Board of Directors of ProAssurance directed MHC and Professionals Group to require each covered executive to make his or her choice prior to completion of the consolidation of either (i) receiving his or her severance benefits under the old Change of Control Agreement, in which event the employment of the covered executive would be terminated upon the effective date of the Consolidation, or (ii) continuing in the employment of Professionals Group or MHC under a new severance compensation agreement on the condition that the executive agree to terminate his old Change of Control Agreement and release any claims that he or she may have for severance benefits thereunder.

On July 2, 2001, MHC announced that R. Kevin Clinton, chief executive officer of MHC, and Annette Flood, chief operating officer of MHC, elected to terminate their employment with MHC and receive benefit payments under their change of control agreements with MHC. MHC also announced that Victor T. Adamo, vice-chairman and president of ProAssurance, will serve as interim chief executive officer until a replacement is found. ProAssurance will work together with the board of directors of MHC to find suitable replacements to fill these vacancies.

The shares of MHC Common Stock reported as beneficially owned by the directors and executive officers of ProAssurance, Professionals Group, and ProNational were acquired in connection with the conversion of MEEMIC and through stock option grants from MHC.

ProAssurance and its subsidiaries and their respective directors and executive officers may purchase additional shares of MHC common stock from time to time in the open market or in privately negotiated transactions subject to certain limitations set forth in Section 2 of Article VIII of MHC's Articles of Incorporation. See Item 6.

Except as otherwise described in this Statement on Schedule 13D, ProAssurance, Professionals Group, ProNational, and their directors and executive officers do not presently have any plans or proposals which relate to or would result in,
(a) the acquisition by any person of additional securities of MCH or the disposition of securities of MCH; (b) an extraordinary corporate transaction (such as a merger, reorganization or liquidation) involving MCH or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of MCH or any of its subsidiaries; (d) any change in the present board of directors or management of MCH (including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of MCH); (e) any material change in the present capitalization or dividend policy of MCH; (f) any material change in the business or corporate structure of MCH; (g) any changes in the charter or bylaws (or instruments corresponding thereto) of MCH or other actions which may impede the acquisition of control of MCH by any person; (h) causing a class of securities of MCH to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of MCH becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in this paragraph.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) ProAssurance is the beneficial owner of 5,609,073 shares of MHC Common Stock. Such shares represent approximately 84.3% of the total outstanding shares of MHC as of May 9, 2001 (based upon 6,655,500 shares reported to be outstanding in MHC's Form 10-Q for the fiscal quarter ended March 31, 2001). The number of shares of MHC Common Stock reported as beneficially owned by ProAssurance includes all of the shares of MHC Common Stock reported as beneficially owned by Professionals Group and ProNational. The number of shares of MHC Common Stock reported as beneficially owned by ProAssurance does not include any of the shares of MHC Common Stock reported as beneficially owned by any director or executive officer of ProAssurance, Professionals Group, or ProNational. The shares of MHC Common Stock reported as beneficially owned by Professionals Group and ProNational have been attributed to ProAssurance because it is the sole stockholder of Professionals Group and ultimate controlling person of ProNational.

         Professionals Group is the beneficial owner of 5,609,073 shares of MHC Common Stock. Such shares represent approximately 84.3% of the total outstanding shares of MHC as of May 9, 2001. The number of shares of MHC Common Stock reported as beneficially owned by Professionals Group includes all of the shares of MHC Common Stock reported as beneficially owned by ProNational. The number of shares of MHC Common Stock reported as beneficially owned by Professionals Group does not include any of the shares of MHC Common Stock reported as beneficially owned by any director or executive officer of either ProAssurance, Professionals Group or ProNational. The shares of MHC Common Stock reported as beneficially owned by ProNational have been attributed to Professionals Group because it is the sole stockholder of ProNational.

         ProNational is the record owner of 5,609,073 shares of MHC Common Stock. Such shares represent approximately 84.3% of the total outstanding shares of the MHC as of May 9, 2001. The number of shares of MHC Common Stock reported as beneficially owned by ProNational does not include any of the shares of MHC Common Stock reported as beneficially owned by any director or executive officer of either ProAssurance, Professionals Group or ProNational.

         To the knowledge of ProAssurance, Professionals Group and ProNational, the following individuals are the only executive officers and directors of ProAssurance, Professionals Group, and ProNational that beneficially own shares of MHC Common Stock. Each such executive officer or director has the power to vote, or to direct the voting of, and power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned. The number of shares of MHC Common Stock reported as beneficially owned by each officer and director does not include any of the shares of MHC Common Stock reported as beneficially owned by ProAssurance, Professionals Group, ProNational, or any other director or executive director.

         (i) Victor T. Adamo is the beneficial owner of 32,700 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of May 9, 2001. The number of shares of MHC Common Stock reported as beneficially owned by Mr. Adamo includes 20,000 shares that could be purchased pursuant to stock options.

         (ii) R. Kevin Clinton is the beneficial owner of 78,501 shares of MHC Common Stock, which constitute 1.2% of the shares of MHC Common Stock deemed issued and outstanding as of May 9, 2001. The number of shares of MHC Common Stock reported as beneficially owned by Mr. Clinton includes 48,000 shares that could be purchased pursuant to stock options.

         (iii) John F. Dodge, Jr. is the beneficial owner of 1,744 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of May 9, 2001.

         (iv) Ann F. Putallaz is the beneficial owner of 500 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of May 9, 2001.

         (v) Donald S. Young is the beneficial owner of 10,744 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of May 9, 2001.

         (vi) William P. Sabados is the beneficial owner of 32,700 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of May 9, 2001. The number of shares of MHC Common Stock reported as beneficially owned by Mr. Sabados includes 20,000 shares that could be purchased pursuant to stock options.

         (c) The following table sets forth all transactions with respect to MHC Common Stock effected during the past sixty (60) days by ProAssurance, Professionals Group, ProNational, and their directors and executive officers. Each transaction set forth below reflects a purchase or sale effected by means of open market transactions on the Nasdaq National Market.

                          Date of           Type of       No. of    Price Per
       Name             Transaction       Transaction     Shares      Share
       ----             -----------       -----------     ------    ---------

Pro National            July 6, 2001        Purchase       1,480      21.16

Pro National            July 6, 2001        Purchase       1,480      20.98

R. Kevin Clinton        May 16, 2001        Sale          15,000      25.64

R. Kevin Clinton        May 18, 2001        Sale           5,000      26.06

                          Date of           Type of       No. of    Price Per
       Name             Transaction       Transaction     Shares      Share
       ----             -----------       -----------     ------    ---------

R. Kevin Clinton        May 23, 2001         Sale          2,999      25.86

(d) ProAssurance, Professionals Group and ProNational each have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by them. Each director and executive officer of ProAssurance, Professionals Group, and ProNational who beneficially owns shares of MHC Common Stock has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by such director and executive officer.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Professionals Group and Medical Assurance, Inc. entered into an Agreement to Consolidate on June 22, 2000. On June 27, 2001, Professionals Group and Medical Assurance completed their consolidation and became wholly-owned subsidiaries of ProAssurance. See Item 4.

Section 8.12 of the consolidation agreement states that the acquisition of more than 80% and up to 100% of the outstanding voting stock of MHC by Professionals Group prior to the completion of the consolidation, or by ProAssurance or its subsidiaries after the completion of the consolidation, would be beneficial as it would allow MEEMIC to become a consolidated subsidiary of ProAssurance for federal income tax reporting purposes. Section 8.12 of the consolidation agreement also provides that for five years after the completion of the consolidation, ProAssurance will not sell or otherwise dispose of, and will not permit any subsidiary of ProAssurance to sell or otherwise dispose of, the common stock or business of MHC or any common stock of MHC owned beneficially, directly or indirectly, by ProAssurance, unless such sale or disposition has been approved by a special committee of ProAssurance's Board of Directors. Such special committee is to be composed of three directors of ProAssurance, and at least two of such directors must be non-management directors who were formerly directors of Professionals Group. In the event that ProAssurance's Board of Directors should desire to sell the business or common stock of MEEMIC, such special committee is to be appointed as provided in the By-Laws of ProAssurance and is to meet promptly to consider the advisability of selling or otherwise disposing of the business or common stock of MHC. Upon approval of such special committee, ProAssurance's Board of Directors shall have the authority to authorize the sale or other disposition of the business of MHC or any of the shares of common stock of MHC.

The Agreement to Consolidate dated as of June 22, 2000 by and between Medical Assurance, Inc., and Professionals Group, Inc., and the First Amendment to Agreement to Consolidate dated November 1, 2000 were filed as Exhibits 2.1 and
2.2 to the ProAssurance Corporation Registration Statement on From S-4 filed with the SEC (Registration No. 333-49378).

ProAssurance, Professionals Group, ProNational, Medical Assurance, and certain other affiliates of ProAssurance entered into an Agreement with MHC dated June 26, 2001 whereby MHC granted ProAssurance an exemption from Chapter 7A of the Michigan Corporation Act in connection with ProAssurance's acquisition of beneficial ownership of more than 10% of the common stock of MHC as a result of the consolidation. In return, ProAssurance and each of its affiliates agreed to be subject to Section 2 of Article VIII of MHC's Articles of Incorporation.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

         1. Agreement to Consolidate dated as of June 22, 2000 by and between Medical Assurance, Inc. and Professionals Group, Inc. is incorporated herein by reference to Exhibit 2.1 of the ProAssurance Corporation Registration Statement on Form S-4 filed with the SEC (Registration No. 333-49378).

         2. First Amendment to Agreement to Consolidate, dated November 1, 2000, by and between Medical Assurance, Inc. and Professionals Group, Inc. is incorporated herein by reference to Exhibit 2.2 of the ProAssurance Corporation Registration Statement on Form S-4 filed with the SEC (Registration No. 333-49378).

         3. Agreement dated June 26, 2001 by and among MEEMIC Holdings, Inc., ProAssurance Corporation, Professionals Group, Inc., ProNational Insurance Company, Medical Assurance, Inc. and other affiliates of ProAssurance Corporation party thereto.

         4. Articles of Incorporation of MEEMIC Holdings, Inc. are incorporated herein by reference to Exhibit 3.1 of the MEEMIC Holdings, Inc. Registration Statement on Form S-1 filed with the SEC (Registration No. 333-66671).

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 9, 2001             ProAssurance Corporation


                                By:      /s/ A. Derrill Crowe
                                   ---------------------------------------------
                                         A. Derrill Crowe
                                         Chief Executive Officer

                                Professionals Group, Inc.


Dated: July 9, 2001             By       /s/ Victor T. Adamo
                                   ---------------------------------------------
                                         Victor T. Adamo
                                         President and Chief Executive Officer

                                ProNational Insurance Company


Dated: July 9, 2001             By       /s/ Victor T. Adamo
                                   ---------------------------------------------
                                         Victor T. Adamo
                                         President and Chief Executive Officer

                                   SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS OF PROASSURANCE CORPORATION

The names, business addresses and present principal occupations of the directors and executive officers of ProAssurance Corporation are set forth below. If no business address is given, the director's or executive officer's business address is 100 Brookwood Place, Birmingham, Alabama 35209. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

DIRECTORS

NAME                            PRESENT PRINCIPAL OCCUPATION AND ADDRESS

Richard V. Bradley, M.D.        Senior Consultant of ProAssurance

Paul R. Butrus                  Executive Vice President of Medical Assurance

Norton E. Cowart, M.D.          Retired Physician; 2201 Covemont Drive, Huntsville, AL 35801

A. Derrill Crowe, M.D.          Chief Executive Officer and Chairman of the Board of ProAssurance

Paul D. Everest, M.D.           Orthopedic Surgeon; 2240 Allendale Place, Montgomery, AL 36111

Robert E. Flowers, M.D.         Practicing physician in the field of gynecology; 4300 West Main Street,
                                Suite 102, Dothan, AL   35305

Leon C. Hamrick, M.D.           General surgeon with HealthSouth Metro West Hospital in Fairfield, AL,
                                701 Richard Scrushy Parkway, Fairfield, AL 35064

John P. North, Jr.              Retired; formerly partner with Coopers and Lybrand LLP; 3216 Argyle
                                Road, Birmingham, AL 35213

Ann F. Putallaz, Ph.D.          Vice President and Director of Retirement Services of Munder Capital
                                Management, Birmingham, Michigan, which is the investment advisor to
                                The Munder Funds, a Maryland corporation and an open-end investment company registered under the Investment Company Act of 1940.

William H. Woodhams, M.D.       Family practice physician in Kalamazoo, Michigan.

Victor T. Adamo                 Vice-Chairman President of ProAssurance

EXECUTIVE OFFICERS

NAME                         PRESENT PRINCIPAL OCCUPATION AND ADDRESS

A. Derrill Crowe, M.D.       Chairman and Chief Executive Officer

Victor T. Adamo              Vice Chairman and President

Howard F. Friedman           Secretary

James J. Morello             Treasurer

                                   SCHEDULE II

          DIRECTORS AND EXECUTIVE OFFICERS OF PROFESSIONALS GROUP, INC.

The names, business addresses and present principal occupations of the directors and executive officers of Professionals Group, Inc. are set forth below. If no business address is given, the director's or executive officer's business address is 2600 Professionals Drive, Okemos, Michigan 48864. Unless otherwise indicated, the business address of each Professionals Group director or executive officer is also the business address of such person's employer, if any. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

DIRECTORS

NAME                                PRESENT PRINCIPAL OCCUPATION AND ADDRESS

Victor T. Adamo                     President and Chief Executive Officer of
                                    Professionals Group. He is also Chairman,
                                    President and Chief Executive Officer of
                                    ProNational, the Chairman and a Director of
                                    MHC, and the Chairman and a Director of
                                    MEEMIC.

Eliot H. Berg, M.D.                 He is Board certified in surgery and
                                    practices on behalf of Segal and Berg, P.A.,
                                    Hialeah, Florida.

Joseph C. Cauthen, M.D.             He is Board certified in neurosurgery and
                                    practices on behalf of Joseph C. Cauthen,
                                    M.D., P.A., Gainesville, Florida.

John F. Dodge, Jr.                  He is engaged in the private practice of law
                                    in Grosse Pointe, Michigan.

H. Harvey Gass, M.D.                He is a claims medical consultant to
                                    ProNational.

Richard P. Horsch, M.D.             He is a retired anesthesiologist.

Isaac J. Powell, M.D.               He is an Associate Professor in Urology in
                                    Department of Urology, Wayne State
                                    University School of Medicine, Detroit,
                                    Michigan.

Ann F. Putallaz, Ph.D.              She is a Vice President and Director of
                                    Retirement Services of Munder Capital
                                    Management, Birmingham, Michigan, which is
                                    the investment advisor to The Munder Funds,
                                    a Maryland corporation and an open-end
                                    investment company registered under the
                                    Investment Company Act of 1940.

William H. Woodhams, M.D.           He is Board certified in family practice and
                                    his practice is located in Kalamazoo,
                                    Michigan.

Donald S. Young, Esq.               He is a principal of Dykema Gossett PLLC, a
                                    law firm headquartered at 400 Renaissance
                                    Center, Detroit, Michigan 48243.

EXECUTIVE OFFICERS

NAME                                PRESENT PRINCIPAL OCCUPATION AND ADDRESS

William H. Woodhams                 Chairman.

Victor T. Adamo                     President and Chief Executive Officer.

Eliot H. Berg, M.D.                 Vice-Chairman.

Ann F. Putallaz                     Vice-Chairman.

John F. Lang                        Vice President, Treasurer, Chief Financial
                                    Officer, Chief Accounting Officer and
                                    Secretary.

William P. Sabados                  Chief Information Officer.

                                  SCHEDULE III

        DIRECTORS AND EXECUTIVE OFFICERS OF PRONATIONAL INSURANCE COMPANY

The names, business addresses and present principal occupations of the directors and executive officers of ProNational Insurance Company are set forth below. If no business address is given, the director's or executive officer's business address is 2600 Professionals Drive Okemos, Michigan 48864. Unless otherwise indicated, the business address of each ProNational director or executive officer is also the business address of such person's employer, if any. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

DIRECTORS

NAME                                PRESENT PRINCIPAL OCCUPATION AND ADDRESS

Victor T. Adamo                     Chairman, President and Chief Executive
                                    Officer of ProNational. He is also President
                                    and Chief Executive Officer of Professionals
                                    Group, the Chairman and a Director of MHC,
                                    and the Chairman and a Director of MEEMIC.

John O. Bashant                     Senior Vice President, Operations and
                                    Underwriting - North Central Region, of
                                    ProNational.

William D. Baxter                   Chief Financial Officer and Treasurer of
                                    ProNational.

Jeffrey L. Bowlby                   Senior Vice President, Marketing Sales -
                                    North Central Region, of ProNational.

John F. Lang                        Senior Vice President and Secretary of
                                    ProNational. He is also Vice President,
                                    Treasurer, Chief Financial Officer, Chief
                                    Accounting Officer and Secretary of
                                    Professionals Group.

Joseph O. Marker                    Senior Vice President of ProNational.

William P. Sabados                  Chief Information Officer of Professionals
                                    Group. He is also the Chief Information
                                    Officer of ProNational and of MEEMIC.

Darryl K. Thomas                    Senior Vice President, Claims - North
                                    Central Region, of ProNational.

EXECUTIVE OFFICERS

NAME                       PRESENT PRINCIPAL OCCUPATION AND ADDRESS

Victor T. Adamo            Chairman, President and Chief Executive Officer.

John O. Bashant            Senior Vice President, Operations and Underwriting - North Central Region.

William D. Baxter          Chief Financial Officer and Treasurer.

Jeffrey L. Bowlby          Senior Vice President, Marketing & Sales - North Central Region.

John F. Lang               Senior Vice President and Secretary.

Joseph O. Marker           Senior Vice President.

William P. Sabados         Chief Information Officer.

Darryl K. Thomas           Senior Vice President, Claims - North Central Region.